Law Offices of
Paul Hastings LLP
695 Town Center Drive, 17th Floor
Costa Mesa, CA 92626
Telephone (714) 668-6210
Facsimile (714) 668-6310
Internet  www.paulhastings.com

December 4, 2013

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Dominic Minore
Senior Counsel
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Firsthand Technology Value Fund, Inc.
Registration Statement on Form N-2 (File Nos. 333-186158 and 814-00830)

Dear Mr. Minore:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client, Firsthand Technology Value Fund, Inc. (the “Fund”), are responses to oral comments relating to Pre-Effective No. 2 to the Fund’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 15, 2013 ("Pre-Effective Amendment No. 2”) given by Mr. Dominic Minore of the staff of the Commission (the “Staff”) and received by John Della Grotta of Paul Hastings LLP, counsel to the Fund on November 22, 2013 (the “Staff Comments”).

The numbered italicized paragraphs below correspond to the Staff Comments.  Each response to the Staff’s comment is included as a Rider to this Letter.  Each Rider is as proposed to be stated in Pre-Effective Amendment No. 3 and marked against Pre-Effective Amendment No. 2.

After review and agreement by the Staff, the Fund shall file Pre-Effective Amendment No. 3 with the Commission together with an acceleration request.

Mr. Dominic Minore
Senior Counsel
U.S. Securities and Exchange Commission
December 4, 2013

Fees and Expense Table

1.           Comment:  In the “Estimated Annual Expenses (as a percentage of net assets attributable to common stock)” heading of the Fees and Expenses Table, delete the word “Estimated” in front of “Annual Expenses”.  In addition, under that same heading delete “(estimated)” after “Other Expenses” in line three under that “Annual Expenses (as a percentage of net assets attributable to common stock)” heading.

Response:  Comment accepted. See Rider A, attached hereto.

RISK FACTORS - Risks Relating to Our Investments

2.           Comment: Add a risk factor relating to the Fund’s investment of debt using PIK interest.

Response:  Comment accepted.  See Rider B, attached hereto.

Management’s Discussion and Analysis of Financial Condition and Results of Operations- Results of Operations – Comparison of the three months ended June 30, 2013 to the three months ended June 30, 2012 -   Investment Income

3.           Comment:  In the third paragraph, please explain in plain English what is meant by the statement “[t]he higher level of interest income in the three months ended June 30, 2013 compared to the three month ended June ended June 30, 2012, was due to a significant increase in the principal amount of the outstanding notes with Silicon Genesis Corporation.”

Response:  Comment accepted.  See Rider C.

Management’s Discussion and Analysis of Financial Condition and Results of Operations- Results of Operations – Comparison of the six months ended June 30, 2013 to the six months ended June 30, 2012 - Investment Income

4.           Comment:  Please indicate for each period how much was PIK income.  In addition, in the third paragraph under the caption “Investment Income”, please explain in plain English what is meant by the statement “[t]he higher level of interest income in the six months ended June 30, 2013 compared to the six month ended June ended June 30, 2012, was due to a significant increase in the principal amount of the outstanding notes with Silicon Genesis Corporation.”

Response:  Comment accepted.  See Rider D.

Mr. Dominic Minore
Senior Counsel
U.S. Securities and Exchange Commission
December 4, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations- Results of Operations – Comparison of the year ended December 31, 2012 to the period from April 18, 2011 - Investment Income

5.           Comment:  Please indicate for the period how much was PIK income.  In addition, please explain in plain English what is meant by the statement “…we had interest income of $688,716 for the fiscal year ended December 31, 2012, compared to interest income of $306,547 for the fiscal year ended December 31, 2011, in each case primarily attributable to interest accrued on convertible note investments with Silicon Genesis Corporation.”

Response:  Comment accepted.  See Rider E.

Portfolio Companies Table

6.           Comment:  Please add a Subsequent Events Footnote to include the IntraOp Medical Corporation Transaction.

Response:  Comment accepted.  See Rider F.

INVESTMENT MANAGEMENT AGREEMENT – Investment Management Fee

7.           Comment:  In the second paragraph under the caption “Investment Management Fee,” please add a sentence explaining how the Fund values derivatives.

Response:  Comment accepted.  See Rider G.

DETERMINATION OF NET ASSET VALUE - DETERMINATION IN CONNECTION WITH OFFERINGS

8.         Comment:  Please explain the meaning of the last paragraph of the section, namely “[i]n determining whether to proceed with any offering described in a prospectus supplement, the Board determined that any offering below the prevailing market price of the Fund’s common stock would provide additional investments that would be in the long-term best interests of the Fund and its shareholders, but still represent a fair price for the shares purchased in the offering.  In addition, explain how this statement is consistent with the 1940 Act.

Response:  The Fund has deleted the text under the caption “DETERMINATION OF NET ASSET VALUE - DETERMINATION IN CONNECTION WITH OFFERINGS.”  The Fund has added a disclosure regarding the requirements of the 1940 Act with respect to issuance of additional shares of common stock under the heading “DESCRIPTION OF CAPITAL STOCK.” See Rider H.

Mr. Dominic Minore
Senior Counsel
U.S. Securities and Exchange Commission
December 4, 2013

FIRSTHAND TECHNOLOGY VALUE FUND, INC. –Statements of Operation (Unaudited)(For the Three and Six Months Ended June 30, 2013 and June 30, 2012)

9.          Comment:  For future filings, Under the Caption “Investment Income,” the Fund must disclose under both the unaffiliated and affiliated interest line items a break-down of cash and PIK interest.

Response:  Comment accepted.  For future filings, in the Fund's financial statements, in its Statement of Operations, under the caption “Investment Income,” the Fund shall disclose under both the unaffiliated and affiliated interest line items a break down of cash and PIK interest.

2012 Annual Financial Statements

In reviewing Pre-Effective Amendment No. 2, notwithstanding that the 2012 audited financial statements are referenced in the Registration Statement and the Opinion of the independent public accounting firm is also included therein, the 2012 annual audited financial statements were inadvertently excluded from the filed copy of the Form N-2, with only the six-month unaudited financials remaining.  Accordingly, Pre-Effective Amendment No. 3 will include the Fund's audited financial statements of assets and liabilities, including the schedule of investments, as of December 31, 2012 and 2011, and the related statement of operations, changes in net assets, cash flows and financial highlights for the year ended December 31, 2012 and the period April 18, 2011 to December 31, 2011 of the Company, as well as the Report of Tait, Weller & Baker LLP our independent public accounting firm.

The Fund respectfully requests the Staff’s assistance in reviewing this letter and confirming that it has no further comments or, if it has further comments that such comments can be addressed in Pre-Effective Amendment No. 3 at such time when the Fund files its acceleration request.  Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (714) 668-6210 or David A. Hearth of Paul Hastings LLP at (415) 856-7007.

Very truly yours,

/s/ JOHN F. DELLA GROTTA

John F. Della Grotta
of PAUL HASTINGS LLP

cc:	Kevin M. Landis (w/encls.)
Kelvin K. Leung, Esq. (w/encls.)
David A. Hearth, Esq. (w/encls.)

Mr. Dominic Minore
Senior Counsel
U.S. Securities and Exchange Commission
December 4, 2013

Rider A

FEES AND EXPENSES

The following table and example contains information about the costs and expenses that an investor in an offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. The following table should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you,” “us,” or “SVVC,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in SVVC.

Stockholder Transaction Expenses:

Sales Load (as a percentage of offering price)	___% (1)
Offering Expenses (as a percentage of offering price)	___% (2)
Dividend Reinvestment Plan Fees	None (3)
Total Stockholder Transaction Expenses (as a percentage of offering price)	___% (4)

Annual Expenses (as a percentage of net assets attributable to common stock):

Management Fees	2.00	%(5)
Incentive Fees Payable under Investment Management Agreement (20% of “Incentive Fee Capital Gains”)	0	% (6)
Other Expenses	0.56%
Total Annual Expenses	2.56%

(1)
The sales load will apply only if the shares of common stock to which this prospectus relates are sold to or through underwriters. In such case, a corresponding prospectus supplement will disclose the applicable sales load.

(2)	The related prospectus supplement will disclose the estimated amount of offering expenses, the offering price and the offering expenses as a percentage of the offering price.

(3)
The expenses of administering our dividend reinvestment plan are included in “Other Expenses (estimated).” You will pay brokerage charges if you direct BNY Mellon Investment Servicing (US) Inc., as agent for our common stockholders, to sell your common stock held in a dividend reinvestment account.  See “Dividend Reinvestment Plan.”

(4)	The related prospectus supplement will disclose the offering price and the total stockholder transaction expenses as a percentage of the offering price.

Mr. Dominic Minore
Senior Counsel
U.S. Securities and Exchange Commission
December 4, 2013

Rider B

In addition, as a business development company, we are subject to special securities laws and regulations so that 70% of our total assets must be comprised of securities of “eligible portfolio companies.” In the case of the stocks of a publicly traded company, this requirement is met only if the market capitalization of that portfolio company is below $250 million at the time of our investment. Therefore, while publicly traded small-cap companies (those with a market capitalization of below $250 million) are considered eligible portfolio companies, large-cap or mid-cap companies are not.

Our investments in securities which provide for payment-in-kind, or PIK, interest may be risky and we could lose all or part of our investment.

We have invested, and may invest in the future, in securities of companies that provide for payment-in-kind,” or PIK interest.  Interest payable to us under such securities is accrued and added to outstanding principal to purchase additional securities of such companies.  If such companies were to default on such securities, we could lose all of our investment.

We have not yet identified all of the portfolio company investments we intend to acquire using the proceeds of an offering.

The Investment Adviser will select our investments subsequent to the closing of an offering, and our stockholders will have no input with respect to such investment decisions. These factors increase the uncertainty, and thus the risk, of investing in our shares.

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

Many of our portfolio companies are susceptible to economic slowdowns or recessions and may fail or require additional capital investments from us during those periods. Therefore, our non-performing assets are likely to increase and the value of our portfolio is likely to decrease during these periods. These events could harm our operating results.

Our failure to make follow-on investments in our portfolio companies could impair the value of our portfolio.

Following an initial investment in a portfolio company, we may make additional investments in that portfolio company as “follow-on” investments, in order to:

•	increase or maintain in whole or in part our equity ownership percentage; or

•	exercise warrants, options, or convertible securities that were acquired in the original or subsequent financing.

We have the discretion to make any follow-on investments, subject to the availability of capital resources and the availability of securities in the applicable public company. We may elect not to make follow-on investments in a portfolio company and we may lack sufficient funds to make those investments. The failure to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and our initial investment, or may result in a missed opportunity for us to increase our participation in a successful operation. Even if we have sufficient capital to make a desired follow-on investment, we may elect not to make a follow-on investment because we may not want to increase our concentration of risk, because we prefer other opportunities, or because we are inhibited by compliance with business development company requirements or the desire to maintain our tax status.

We frequently do not hold controlling equity interests in our portfolio companies and we may not be in a position to exercise control over our portfolio companies or to prevent decisions by management of our portfolio companies that could decrease the value of our investments.

Although we may do so occasionally, we do not anticipate routinely taking controlling equity positions in our portfolio companies. As a result, we will be subject to the risk that a portfolio company may make business decisions with which we disagree, and the stockholders and management of a portfolio company may take risks or otherwise act in ways that are adverse to our interests. Due to the lack of liquidity for the equity investments that we will typically hold in our portfolio companies, we may not be able to dispose of our investments in the event we disagree with the actions of a portfolio company, and may therefore suffer a decrease in the value of our investments.

Mr. Dominic Minore
Senior Counsel
U.S. Securities and Exchange Commission
December 4, 2013

Rider C

PORTFOLIO COMPOSITION

We make investments in securities of both public and private companies. Our portfolio investments consist principally of equity and equity-like securities, including common and preferred stock, warrants for the purchase of common and stock, and convertible debt. The fair value of our investment portfolio was $85.7 million as of June 30, 2013 as compared to $59.2 million as of December 31, 2012.  The net asset value of our common stock was $24.80 per share as of June 30, 2013 as compared to $22.90 per share as of December 31, 2012.

The following table summarizes the fair value of our investment portfolio by industry sector as of June 30, 2013 and December 31, 2012.

	June 30, 2013	December 31, 2012
Social Networking	17.9%	16.7%
Renewable Energy	7.6%	2.3%
Intellectual Property	3.0%	3.2%
Advanced Materials	3.0%	3.1%
Semiconductor Equipment	2.8%	2.0%
Automotive	2.8%	0.0%
Other Electronics	1.5%	1.3%
Internet	1.0%	1.4%
Advertising Technology	0.7%	0.0%
Services	0.1%	0.2%
Cash and cash equivalents	59.7%	69.8%
Liabilities in Excess of Other Assets	(0.1%)(1)	0%
Net Assets	100.0%	100.0%

(1)	This percentage includes interest receivable, other assets, written options at value, payables to affiliates, consulting fees payable, accrued expenses and other payables.

RESULTS OF OPERATIONS

Comparison of the three months ended June 30, 2013 to the three months ended June 30, 2012.

INVESTMENT INCOME

For the three months ended June 30, 2013, we had interest income of $296,552 of which $22,170 was cash from our investment in Fidelity Institutional Money Market Treasury Portfolio, $75,000 cash interest from Silicon Genesis Corporation and the remainder payment-in-kind, or PIK interest, attributable to interest accrued from convertible notes investments of Silicon Genesis Corporation.

For the three months ended June 30, 2012, we had interest income of $166,275 of which $2,376 was cash from our investment in Fidelity Institutional Money Market Treasury Portfolio, and the remainder payment-in-kind, or PIK interest, attributable to interest accrued from convertible notes of Silicon Genesis Corporation.

The higher level of interest income in the three months ended June 30, 2013 compared to the three months ended June 30, 2012, was due an approximately $35,000 increase in the amount of PIK interest attributable to the Silicon Genesis Corporation convertible notes held by us and a new Silicon Genesis term note that we get paid interest in cash monthly. Such amount of interest increased the principal amount of such convertible notes.

Mr. Dominic Minore
Senior Counsel
U.S. Securities and Exchange Commission
December 4, 2013

Rider D

NET INCREASE/(DECREASE) IN ASSETS RESULTING FROM OPERATIONS AND CHANGE IN NET ASSETS PER SHARE

For the three months ended June 30, 2013, net increase in net assets resulting from operations totaled $13,170,811 and basic and fully diluted net change in net assets per share for the three months ended June 30, 2013 was $1.54.

For the three months ended June 30, 2012, net increase in net assets resulting from operations totaled $(10,904,839) and basic and fully diluted net change in net assets per share for the three months ended June 30, 2012 was $(1.54).

Despite a larger increase in net assets for the three months ended June 30, 2013 as compared to the three months ended June 13, 2012, which is due primarily to an increase in realized gains from written options transactions, the net increase in net assets per share was smaller, due to the larger number of outstanding shares for the three months ended June 30, 2013.

Comparison of the six months ended June 30, 2013 to the six months ended June 30, 2012.

INVESTMENT INCOME

For the six months ended June 30, 2013, we had interest income of $562,652, of which $25,566 was cash from our investment in Fidelity Institutional Money Market Treasury Portfolio, $150,000 cash interest from Silicon Genesis Corporation and the remainder payment-in-kind, or PIK interest, attributable to interest accrued from convertible notes investments of Silicon Genesis Corporation.

For the six months ended June 30, 2012, we had interest income of $305,847, of which $5,342 was cash from our investment in Fidelity Institutional Money Market Treasury Portfolio, and the remainder payment-in-kind, or PIK interest, attributable to interest accrued from convertible notes of Silicon Genesis Corporation.

The higher level of interest income in the six months ended June 30, 2013 compared to the six months ended June 30, 2012, was due an approximately $86,000 increase in the amount of PIK interest attributable to the Silicon Genesis Corporation convertible notes held by us and a new Silicon Genesis term note that we get paid interest in cash monthly. Such amount of interest increased the principal amount of such convertible notes.

OPERATING EXPENSES

Operating expenses totaled approximately $2,438,685 during the six months ended June 30, 2013 and $1,604,550 during the six months ended June 30, 2012.

Significant components of operating expenses for the six months ended June 30, 2013, were management fee expense of $2,010,923 and professional fees (audit, legal, accounting, and consulting) of $251,531.  Significant components of operating expenses for the six months ended June 30, 2012, were management fee expense of $1,280,184 and professional fees (audit, legal, accounting, and consulting) of $197,040.

The higher level of operating expenses for the six months ended June 30, 2013, compared to the six months ended June 30, 2012, is primarily attributable to an increase in our total assets, on which the investment advisory fees are based.

Mr. Dominic Minore
Senior Counsel
U.S. Securities and Exchange Commission
December 4, 2013

Rider E

During the six months ended June 30, 2013, we recognized net realized gains of approximately $1,565,090 from the sale of securities.  Realized gains were substantially higher than those during the six months ended June 30, 2012 due to premiums collected from written options transactions during the quarter.

During the six months ended June 30, 2013, net unrealized depreciation on total investments decreased by $16,559,953 compared to an increase of  $7,376, 344 on then total investments during the six months ended June 30, 2012.  The change in net unrealized appreciation and depreciation of our private investments is based on portfolio asset valuations determined in good faith by our Board of Directors. This change in net unrealized depreciation was primarily as a result of an increase in the fair value of our portfolio companies, notably SolarCity and Twitter during the six months ended June 30, 2013 and a decrease in the fair value of Facebook during the six months ended June 30, 2012. During the six months ended June 30, 2012, there were no recognized net realized gains from the sale of securities.

INCOME AND EXCISE TAXES

It is our intent to continue to qualify as a RIC under Subchapter M of the Code; accordingly, the Company does not provide for income taxes.  The Company does, however, recognize interest and penalties in income tax expense.

NET INCREASE/(DECREASE) IN ASSETS RESULTING FROM OPERATIONS AND CHANGE IN NET ASSETS PER SHARE

For the six months ended June 30, 2013, the net increase in net assets resulting from operations totaled $16,249,010 and for the six months ended June 30, 2012, the net decrease in net assets resulting from operations totaled $(8,668,567).  Basic and fully diluted net change in net assets per share for the six months ended June 30, 2013 was $1.90 and basic and fully diluted net change in net assets per share for the six months ended June 30, 2012 was $(1.65).  The larger increase in net assets for the six months ended June 30, 2013, compared to the six months ended June 30, 2013, was due primarily to an increase in unrealized gains from SolarCity and Twitter.

Comparison of the year ended December 31, 2012 to the period from April 18, 2011 (commencement of operations), through December 31, 2011

INVESTMENT INCOME

For the fiscal year ended December 31, 2012, we had interest income of $688,716, of which $13,478 was cash from our investment in Fidelity Institutional Money Market Treasury Portfolio, $14,516 was cash interest from Silicon Genesis Corporation and $660,722 was payment-in-kind or PIK interest, compared to interest income of $306,547 for the fiscal year ended December 31, 2011, of which $27,860 was cash from our investment in Fidelity Institutional Money Market Treasury Portfolio, $0 was cash interest from Silicon Genesis Corporation and $278,687 was payment-in-kind or PIK interest.

We had interest income of $688,716 for the fiscal year ended December 31, 2012, compared to  interest income of $306,547 for the fiscal year ended December 31, 2011, in each case primarily attributable to interest accrued on convertible note investments with Silicon Genesis Corporation.

Mr. Dominic Minore
Senior Counsel
U.S. Securities and Exchange Commission
December 4, 2013

Rider F

PORTFOLIO COMPANIES

Our venture capital portfolio is composed of companies at varying maturities facing different types of risks.  We have defined these levels of maturity as: (1) Early Stage, (2) Mid Stage, and (3) Late Stage.  Early-stage companies have a high degree of technical, market and execution risk, which is typical of initial investments by venture capital firms, including us.  These companies often require substantial development of their technologies before they begin introducing products/services to market.  Mid-stage companies are those that have overcome most of the technical risk associated with their products/services and are now focused on addressing the market acceptance for their products.   Late-stage companies are those that have determined there is a market for their products/services, and they are now focused on sales execution and scale.

The following table sets forth certain information as of June 30, 2013, for each portfolio company in which we had a debt or equity investment. Other than these investments, our only formal relationships with our portfolio companies are the managerial assistance ancillary to our investments and the board observation or participation rights we may receive.

Name of Portfolio Company	Industry	Number of Shares Held*	Fair Value*
Facebook, Inc. Menlo Park, CA	Social Networking	600,000	$14,916,000
Fidelity Institutional Money Market Funds Treasury Portfolio Boston, MA	Investment	126,769,478	$126,769,478
Gilt Groupe Holdings, Inc. New York, NY	Internet	198,841	$1,988,410
Innovion Corp. San Jose, CA	Services	493,753	$269,485
Intevac, Inc. Santa Clara, CA	Other Electronics	545,156	$3,085,583
Pivotal Systems Corp. Pleasanton, CA	Semiconductor	7,148,841	$46,000,001
QMAT San Jose, CA	Advanced Materials	6,000,000	$6,000,000
Silicon Genesis Corp. San Jose, CA	Intellectual Property	8,467,569	$6,347,099
Skyline Solar, Inc. Mountain View, CA	Renewable Energy	793,651	$0
SolarCity Corp. San Mateo, CA	Renewable Energy	426,300	$16,101,351
SoloPower, Inc. San Jose, CA	Renewable Energy	790,681	$0
TapAd, Inc. New York, NY	Advertising Technology	140,024	$1,499,993
Twitter, Inc. San Francisco, CA	Social Networking	1,006,200	$23,005,455
UCT Coatings Stuart, FL	Advanced Materials	1,500,000	$431,189
Wrightspeed, Inc. San Jose, CA	Automotive	2,267,659	$5,999,999

* The fair value includes the total value of all common and preferred shares, warrants and notes.

Subsequent Event Note: On October 4, 2013, the Fund acquired IntraOp Medical Corporation (“IntraOp”), a medical device company, for $13.5 million.  The Fund owns IntraOp as its majority-owned subsidiary (82.3% of record and 70.0% on a fully-diluted basis). For further information, see “Prospectus Summary, Recent Developments – Exchange Agreement.”

Mr. Dominic Minore
Senior Counsel
U.S. Securities and Exchange Commission
December 4, 2013

Rider G

•	determine the composition of our portfolio, the nature and timing of the changes to our portfolio, and the manner of implementing such changes;

•	identify, evaluate and negotiate the structure of the investments we make (including performing due diligence on our prospective portfolio companies); and

•	close and monitor the investments we make.

FCM’s services under the Investment Management Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired. FCM currently serves as investment manager to Firsthand Funds, a family of open-end mutual funds.

Investment Management Fee

Pursuant to the Investment Management Agreement, we pay FCM a fee for investment management services consisting of two components—a base management fee and an incentive fee.

The base management fee will be calculated at an annual rate of 2.00% of our gross assets. For purposes of determining the Fund’s total assets, the Fund values derivative instruments based on their respective current fair market value. For services rendered under the Investment Management Agreement, the base management fee will be payable quarterly in arrears. The base management fee will be calculated based on the average of (1) the value of our gross assets at the end of the current calendar quarter and (2) the value of our gross assets at the end of the preceding calendar quarter; and appropriately adjusted for any share issuances or repurchases during the current calendar quarter.  Base management fees for any partial month or quarter will be pro-rated. The incentive fee is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Management Agreement, as of the termination date), and equals 20% of our realized capital gains, if any, on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fees.

The investment advisory fee payable by us will not be reduced while our assets are invested in cash-equivalent securities. See “Regulation—Temporary Investments” for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective.

Mathematically, the formula for computing the annual incentive fee can be written as:

Incentive fee	=	20%	x	(	Cumulative realized gains	-	Cumulative realized losses	-	Unrealized depreciation	)	-	Previously paid incentive fees

For the purposes of calculating realized capital gains, the cost basis of each security acquired in the Reorganization shall be equal to the greater of the original purchase price of that security by Firsthand Funds or the fair market value of the security at the time of the Reorganization.  This incentive fee would be estimated and accrued based on unrealized capital appreciation for purposes of calculating operating expenses and the Fund’s net asset value.

Example Incentive Fee Calculation

Example: Incentive Fee on Capital Gains:

Mr. Dominic Minore
Senior Counsel
U.S. Securities and Exchange Commission
December 4, 2013

Rider H

DESCRIPTION OF OUR CAPITAL STOCK

The following description is based on relevant portions of the Maryland General Corporation Law and on our charter and bylaws. This summary is not necessarily complete, and we refer you to the Maryland General Corporation Law and our charter and bylaws for a more detailed description of the provisions summarized below.

CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of stock, par value $0.001 per share, all of which is initially designated as common stock and of which 8,556,480 shares of common stock were outstanding as of September 30, 2013.  Our common stock is listed on the NASDAQ Global Market under the ticker symbol “SVVC”. There are no outstanding options or warrants to purchase our stock. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally are not personally liable for our debts or obligations.

The following are our outstanding classes of securities as of September 30, 2013:

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Us or for Our Account	(4) Amount Outstanding Exclusive of Amounts Shown Under (3)
Common Stock	100,000,000	0	8,556,480

Under our charter, our board of directors is authorized to classify and reclassify any unissued shares of stock into other classes or series of stock and authorize the issuance of shares of stock without obtaining stockholder approval. As permitted by the Maryland General Corporation Law, our charter provides that a majority of the board of directors, without any action by our stockholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

Common stock

All shares of our common stock have equal rights as to earnings, assets, distributions, and voting and, when they are issued, will be duly authorized, validly issued, fully paid, and non-assessable. Distributions may be paid to the holders of our common stock if, as, and when authorized by our board of directors and declared by us out of funds legally available therefor. Shares of our common stock have no preemptive, exchange, conversion, or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Subject to the exclusive voting rights of any other class or series of stock, if any are issued, each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, if any, the holders of our common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors.

Issuance of Additional Shares.   The provisions of the 1940 Act generally require that the public offering price of common stock of a business development company (less underwriting commissions and discounts) must equal or exceed the NAV of such company's common stock (calculated within 48 hours of pricing), unless such sale is made with the consent of a majority of the company's outstanding common stockholders.  Any sale of common stock by us will be subject to the requirements of the 1940 Act.